UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the Month of May 2026
Commission File Number: 001-42804

Kyivstar Group Ltd.
(Translation of registrant’s name into English)

Unit 517, Level 5
Index Tower
Dubai International Financial Centre (DIFC)
United Arab Emirates
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F.
Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE
This Amendment No. 1 to the Form 6‑K filed on May 26, 2026 (“Form 6‑K/A”) is being furnished to disclose the previously omitted aggregate purchase price for the acquisition of six solar power plants in the Lviv region, which totaled USD 80.8mn (UAH 3.6bn). Except for the inclusion of the aggregate purchase price, the information set forth in the original Form 6‑K remains unchanged. Copies of the press release and investor presentation are furnished hereto as Exhibits 99.1 and 99.2, respectively.
EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press release dated May 26, 2026
99.2	Investor Presentation, dated May 26, 2026
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2026	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
	Name:	Boris Dolgushin
	Title:	Chief Financial Officer